Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2018 and September 30, 2019. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2019. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and multi-year charter hire rates and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•       fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of November 6, 2019, consists of 19 LNG carriers, including 12 ships in operation and seven LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 28 LNG carriers including our twelve wholly owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in a vessel, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Floating Storage Unit (“FSU”) Panama Power Project

On August 27, 2019, GasLog signed a 10-year time charter with Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG FSU to a gas-fired power project being developed in Panama.

The time charter is expected to be fulfilled through the conversion of the GasLog Singapore, a 155,000 cbm TFDE LNG carrier built in 2010. The required modifications are such that, as well as being FSU ready, the vessel will still be able to trade as an LNG carrier following the conversion work. The conversion will take place in conjunction with the vessel’s scheduled 5-year dry-docking and special survey in the third quarter of 2020, enabling both time and cost synergies. The charter commences on delivery of the FSU in Panama, which is scheduled for late 2020.

Since September 2016, the GasLog Singapore has been trading in the LNG carrier spot market. The FSU contract is for a fixed period, thereby delivering 100% utilization for the duration of the charter. The FSU will also incur lower operating expenses than if the vessel was trading as an LNG carrier, with GasLog estimating that the charter will generate approximately $20 million of EBITDA per annum over its 10-year life.

The FSU will receive, store and send out LNG to a gas-fired power plant currently being developed near Colón, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Investment Development Company. The power project has signed long-term power purchase agreements with leading Panamanian utility companies as well as a 15-year LNG sale and purchase agreement with Shell.

Delivery of the GasLog Warsaw

On July 31, 2019, GasLog took delivery of the GasLog Warsaw. Upon delivery, the vessel immediately commenced a time charter with Cheniere Energy Inc. (“Cheniere”) until May 2021, when the vessel is contracted to commence an eight-year time charter with a subsidiary of Endesa S.A. (“Endesa”).

Cool Pool Exit

On June 6, 2019, GasLog entered into a termination agreement with the LNG carrier pooling arrangement (the “Cool Pool”) and Golar LNG Ltd. (“Golar”), whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool at that time. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

Retirement of Director

Mr. William Friedrich retired from the board of GasLog effective November 5, 2019. Mr. Friedrich has been a director since October 2011 and was Chairman of the Company’s HSSE Committee from 2016 to his retirement.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Since the authorization of the share repurchase programme and through November 6, 2019, 212,111 shares have been acquired at a total cost of $3.8 million, of which 131,776 are included in treasury shares and all of which were acquired in the first quarter of 2019. The average cost of the repurchase was $17.69 per share inclusive of all fees and commissions.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Partnership may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the three months ended September 30, 2019, GasLog Partners repurchased and cancelled 508,908 of the Partnership’s common units, at a weighted average price of $19.84 per common unit for a total amount of $10.1 million, including commissions. Since the authorization of the unit repurchase programme and through November 6, 2019, GasLog Partners has repurchased and cancelled a total of 985,259 units at a weighted average price of $20.31 per common unit for a total amount of $20.0 million, including commissions.

Dividend Declaration

On September 17, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 1, 2019 to holders of record as of September 30, 2019. GasLog paid the declared dividend to the transfer agent on October 1, 2019.

On November 5, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on November 21, 2019 to shareholders of record as of November 15, 2019.

Fleet Update

Owned Fleet

As of November 6, 2019, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	GasLog Chelsea	2010	153,600	Spot Market(4)	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Salem	2015	155,000	Gunvor(5)	TFDE	March 2020	—
4	GasLog Savannah	2010	155,000	Spot Market(4)	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market(4)	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Warsaw	2019	180,000	Cheniere Endesa	X-DF	May 2021 May 2029	— 2035-2041
8	GasLog Hong Kong	2018	174,000	Total(6)	X-DF	December 2025	2028
9	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
10	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
12	GasLog Singapore	2010	155,000	Spot Market(4) Sinolam LNG(7)	TFDE	— October 2030	— —

As of November 6, 2019, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere	TFDE	June 2020	2020-2021
5	Methane Jane Elizabeth	2006	145,000	Trafigura(8)	Steam	November 2020	2021-2024
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
10	GasLog Shanghai	2013	155,000	Gunvor(5)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	Methane Julia Louise (9)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      “Steam” refers to modern steam turbine propulsion, “TFDE” refers to fuel efficient tri-fuel diesel electric propulsion and “X-DF” refers to low pressure dual fuel two-stroke propulsion.

(2)      Indicates the expiration of the initial term.

(3)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Jane Elizabeth has the right to extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration.

(4)      Vessels currently operating in the spot market since exiting the Cool Pool.

(5)   The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(6)   “Total” refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.

(7)   The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of an FSU. The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(8)   In March 2018, GasLog Partners secured a one-year charter with Trafigura for the Methane Jane Elizabeth (as nominated by the Partnership), which is expected to commence in November 2019. The hire rate for this charter will be lower than the hire rate under the vessel’s multi-year charter with Shell, which expired in October 2019.

(9)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

GasLog Partners has a right of first offer from us to purchase any LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). The GasLog Warsaw, the GasLog Singapore and our seven newbuildings (Hull Nos. 2213, 2274, 2262, 2300, 2301, 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The Methane Alison Victoria is due to come off charter in December 2019, while the Methane Rita Andrea, the Methane Shirley Elisabeth and the GasLog Sydney are due to come off charter in the second quarter of 2020 and the Methane Jane Elizabeth, the Methane Lydon Volney and the Methane Heather Sally in the fourth quarter of 2020, each plus or minus 30 days. GasLog and GasLog Partners continue to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. However, we make no assurances that we will be successful in rechartering our ships on multi-year contracts as their current charters expire.

Results of Operations

Three-month period ended September 30, 2018 compared to the three-month period ended September 30, 2019

	For the three months ended

Amounts in thousands of U.S. Dollars	September 30, 2018	September 30, 2019
Revenues	158,398	165,586
Net pool allocation	3,882	(184)
Voyage expenses and commissions	(6,828)	(6,656)
Vessel operating and supervision costs	(31,948)	(33,796)
Depreciation	(39,341)	(43,237)
General and administrative expenses	(9,917)	(11,324)
Profit from operations	74,246	70,389
Financial costs	(43,908)	(46,461)
Financial income	1,057	1,189
Gain/(loss) on derivatives	7,368	(16,758)
Share of profit of associates	498	530
Total other expenses, net	(34,985)	(61,500)
Profit for the period	39,261	8,889
Non-controlling interests	(21,047)	(22,434)
Profit/(loss) attributable to owners of the Group	18,214	(13,545)

During the three-month period ended September 30, 2018 we had an average of 26.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,302 revenue operating days and an average of 26.0 ships operating under our technical management (including our 25.0 owned and bareboat ships). During the three-month period ended September 30, 2019, we had an average of 27.7 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,296 revenue operating days, and an average of 27.7 ships operating under our technical management (including 26.7 of our owned and bareboat ships).

Revenues:

Revenues increased by 4.5%, or $7.2 million, from $158.4 million during the three-month period ended September 30, 2018 to $165.6 million during the three-month period ended September 30, 2019. The increase in revenues is attributable to an increase of $14.6 million from the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019 and an increase of $2.1 million due to decreased off-hire days from scheduled dry-dockings. These increases were partially offset by a decrease of $9.5 million from our remaining fleet, mainly from our vessels operating in the spot and short-term market including the impact of the unscheduled drydockings of the GasLog Savannah, the GasLog Singapore and the GasLog Chelsea and from the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. The average daily hire rate increased from $68,735 for the three-month period ended September 30, 2018 to $72,035 for the quarter ended September 30, 2019.

Net Pool Allocation:

GasLog recognized gross revenues and gross voyage expenses and commissions of $0.3 million and $0.1 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended September 30, 2019 (September 30, 2018: $25.9 million and $2.1 million, respectively). Net pool allocation decreased by $4.1 million, from a positive $3.9 million during the three-month period ended September 30, 2018 to a negative $0.2 million during the three-month period ended September 30, 2019. The variance was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool, as well as GasLog’s vessels exiting the Cool Pool in June and July 2019. GasLog’s total net pool performance is presented below:

	For the three months ended
Amounts in thousands of U.S. Dollars	September 30, 2018	September 30, 2019
Pool gross revenues (included in Revenues)	25,947	335
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(2,066)	(54)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	3,882	(184)
GasLog’s total net pool performance	27,763	97

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased marginally by 1.5%, or $0.1 million, from $6.8 million during the three-month period ended September 30, 2018 to $6.7 million during the three-month period ended September 30, 2019.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 6.0%, or $1.9 million, from $31.9 million during the three-month period ended September 30, 2018 to $33.8 million during the three-month period ended September 30, 2019. The increase in vessel operating and supervision costs is mainly attributable to an increase of $1.5 million from the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, and an increase of $1.7 million in scheduled technical maintenance costs related to engine maintenance and costs related to dry-dockings in the three months ended September 30, 2019, partially offset by a decrease of $0.5 million in vessel taxes and $0.9 million from the favorable movement of the EUR/USD exchange rate, which decreased by an average of 5.0% in the three months ended September 30, 2019 as compared to the same period in 2018. Daily operating costs per vessel decreased from $13,890 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2018 to $13,777 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2019.

Depreciation:

Depreciation increased by 9.9%, or $3.9 million, from $39.3 million during the three-month period ended September 30, 2018 to $43.2 million during the three-month period ended September 30, 2019. The increase in depreciation resulted mainly from an increase of $2.5 million from the delivery of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019 and an increase of $0.7 million from the depreciation of the right-of-use assets.

General and Administrative Expenses:

General and administrative expenses increased by 14.1%, or $1.4 million, from $9.9 million during the three-month period ended September 30, 2018 to $11.3 million during the three-month period ended September 30, 2019. The increase is mainly attributable to an increase of $1.2 million in employee costs offset by a $0.5 million favorable movement of the EUR/USD exchange rate and an increase of $0.3 million in legal and professional expenses. Daily general and administrative expenses per vessel increased from $4,146 per ownership day for the three-month period ended September 30, 2018 to $4,449 per ownership day for the three-month period ended September 30, 2019.

Financial Costs:

Financial costs increased by 5.9%, or $2.6 million, from $43.9 million during the three-month period ended September 30, 2018 to $46.5 million during the three-month period ended September 30, 2019. The increase is mainly attributable to an increase of $2.4 million in interest expense on loans, bonds and cash flow hedges. During the quarter ended September 30, 2018, we had an average of $2,930.1 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.0%, while during the quarter ended September 30, 2019, we had an average of $3,158.0 million of outstanding indebtedness, with a weighted average interest rate of 5.0%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Gain/(loss) on Derivatives:

Gain/(loss) on derivatives decreased by $24.2 million, from a gain of $7.4 million during the three-month period ended September 30, 2018 to a $16.8 million loss during the three-month period ended September 30, 2019. The decrease is mainly attributable to a decrease of $22.9 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $7.0 million for the quarter ended September 30, 2018, as compared to a loss of $15.9 million for the quarter ended September 30, 2019, an increase of $1.0 million in realized loss on forward foreign exchange contracts held for trading, a decrease of $0.2 million in realized gain from interest rate swaps held for trading and a decrease of $0.1 million in the ineffective portion of cash flow hedges.

Profit for the Period:

Profit for the period decreased by $30.4 million, or 77.4%, from $39.3 million for the three-month period ended September 30, 2018 to $8.9 million for the three-month period ended September 30, 2019, as a result of the aforementioned factors.

Profit/(loss) Attributable to Owners of the Group:

Profit/(loss) attributable to owners of the Group decreased by $31.7 million, from an $18.2 million profit for the three-month period ended September 30, 2018 to a $13.5 million loss for the three-month period ended September 30, 2019. The increase in loss attributable to the owners of GasLog resulted mainly from the decrease in profit mentioned above.

Nine-month period ended September 30, 2018 compared to the nine-month period ended September 30, 2019

	For the nine months ended
Amounts in thousands of U.S. Dollars	September 30, 2018	September 30, 2019
Revenues	429,700	486,384
Net pool allocation	19,493	(4,264)
Voyage expenses and commissions	(16,743)	(19,440)
Vessel operating and supervision costs	(98,964)	(100,124)
Depreciation	(113,683)	(124,186)
General and administrative expenses	(32,282)	(32,873)
Profit from operations	187,521	205,497
Financial costs	(122,505)	(138,865)
Financial income	3,367	4,357
Gain/(loss) on derivatives	26,306	(67,801)
Share of profit of associates	1,325	1,088
Total other expenses, net	(91,507)	(201,221)
Profit for the period	96,014	4,276
Non-controlling interests	(62,116)	(54,766)
Profit/(loss) attributable to owners of the Group	33,898	(50,490)

During the nine-month period ended September 30, 2018, we had an average of 25.4 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 6,713 revenue operating days and an average of 25.4 ships operating under our technical management (including an average of 24.4 of our owned and bareboat ships). During the nine-month period ended September 30, 2019, we had an average of 27.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 7,055 revenue operating days, and an average of 27.0 ships operating under our technical management (including an average of 26.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 13.2%, or $56.7 million, from $429.7 million during the nine-month period ended September 30, 2018 to $486.4 million during the nine-month period ended September 30, 2019. The increase in revenues is mainly attributable to an increase in revenues of $46.7 million due to the operation for the full nine-month period of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) and the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019. These deliveries resulted in an increase in revenue operating days. There was also an increase of $22.4 million in revenues from our vessels operating in the spot and short-term market, as well as an increase of $6.2 million due to decreased off-hire days from scheduled dry-dockings. These increases were partially offset by a decrease of $20.0 million in revenues mainly due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in the first nine months of 2018. Following the expiration of their initial charters, the GasLog Santiago began a new multi-year charter with Trafigura and the GasLog Sydney began a new 18-month charter with Cheniere. The average daily hire rate increased from $63,928 for the nine-month period ended September 30, 2018 to $68,861 for the nine-month period ended September 30, 2019.

Net Pool Allocation:

GasLog recognized gross revenues and gross voyage expenses and commissions of $45.3 million and $8.1 million, respectively, from the operation of its vessels in the Cool Pool during the nine-month period ended September 30, 2019 (September 30, 2018: $44.4 million and $7.8 million, respectively). Net pool allocation decreased by $23.8 million, from a positive $19.5 million during the nine-month period ended September 30, 2018 to a negative $4.3 million during the nine-month period ended September 30, 2019. The variance was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool, as well as GasLog’s vessels exiting the Cool Pool in June and July 2019. GasLog’s total net pool performance is presented below:

	For the nine months ended
Amounts in thousands of U.S. Dollars	September 30, 2018	September 30, 2019
Pool gross revenues (included in Revenues)	44,399	45,253
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(7,769)	(8,086)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	19,493	(4,264)
GasLog’s total net pool performance	56,123	32,903

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by 16.2%, or $2.7 million, from $16.7 million during the nine-month period ended September 30, 2018 to $19.4 million during the nine-month period ended September 30, 2019. The increase is primarily attributable to the increase in bunkers’ consumption of the vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 1.1%, or $1.1 million, from $99.0 million during the nine-month period ended September 30, 2018 to $100.1 million during the nine-month period ended September 30, 2019. The increase in vessel operating and supervision costs is mainly attributable to the 2018 and 2019 vessel deliveries, the increased scheduled technical maintenance costs related to engine maintenance and costs related to dry-dockings, partially offset by decreased vessel taxes and the favorable movement of the EUR/USD exchange rate, which decreased by an average of 6.0% in the first nine months of 2019 as compared to the same period in 2018. Daily operating costs per vessel decreased from $14,875 per ownership day (excluding the Solaris managed by Shell) for the nine-month period ended September 30, 2018 to $14,132 per ownership day (excluding the Solaris managed by Shell) for the nine-month period ended September 30, 2019.

Depreciation:

Depreciation increased by 9.2%, or $10.5 million, from $113.7 million during the nine-month period ended September 30, 2018 to $124.2 million during the nine-month period ended September 30, 2019. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the nine months ended September 30, 2019, compared to the same period in 2018.

General and Administrative Expenses:

General and administrative expenses increased by 1.9%, or $0.6 million, from $32.3 million during the nine-month period ended September 30, 2018 to $32.9 million during the nine-month period ended September 30, 2019. The increase is mainly attributable to a $1.3 million increase in foreign exchange losses, partially offset by an increase of $1.3 million in employee costs offset by a $1.8 million favorable movement of the EUR/USD exchange rate. Daily general and administrative expenses per vessel decreased from $4,661 per ownership day for the nine-month period ended September 30, 2018 to $4,468 per ownership day for the nine-month period ended September 30, 2019.

Financial Costs:

Financial costs increased by 13.4%, or $16.4 million, from $122.5 million during the nine-month period ended September 30, 2018 to $138.9 million during the nine-month period ended September 30, 2019. The increase is mainly attributable to an increase of $15.0 million in interest expense on loans, bonds and cash flow hedges and an increase of $1.3 million in amortization of deferred loan fees mainly driven by an increase in write-offs of unamortized loan fees pursuant to the refinancing of the GasLog Partners $450.0 million facility. During the nine-month period ended September 30, 2018, we had an average of $2,882.4 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.7%, while during the nine-month period ended September 30, 2019, we had an average of $3,038.6 million of outstanding indebtedness, with a weighted average interest rate of 5.2%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Gain/(loss) on Derivatives:

Gain on derivatives decreased by $94.1 million, from a gain of $26.3 million during the nine-month period ended September 30, 2018 to a loss of $67.8 million during the nine-month period ended September 30, 2019. The decrease is attributable to a decrease of $92.0 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $24.2 million for the nine months ended September 30, 2018, as compared to a loss of $67.8 million for the nine months ended September 30, 2019, and a decrease of $4.9 million in realized gain on forward foreign exchange contracts held for trading, partially offset by an increase of $2.3 million in realized gain from interest rate swaps held for trading and a decrease of $0.5 million in the ineffective portion of cash flow hedges.

Profit for the Period:

Profit for the period decreased by $91.7 million, or 95.5%, from $96.0 million for the nine-month period ended September 30, 2018 to $4.3 million for the nine-month period ended September 30, 2019, as a result of the aforementioned factors.

Profit/(loss) Attributable to Owners of the Group:

Profit/(loss) attributable to owners of the Group decreased by $84.4 million, from a profit of $33.9 million for the nine-month period ended September 30, 2018 to a $50.5 million loss for the nine-month period ended September 30, 2019. The loss attributable to the owners of GasLog resulted mainly from the decrease in profit mentioned above, partially offset by the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit.

Customers

For the nine-month period ended September 30, 2019, we received 73.4% of our revenues from Shell, 13.7% of our revenues from various charterers in the spot/short-term market, 12.8% of our revenues from major LNG market players and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the nine-month period ended September 30, 2018, we received 81.8% of our revenues from Shell, 10.3% of our revenues from various charterers in the spot/short-term market, 7.8% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of September 30, 2019, GasLog had $183.6 million of cash and cash equivalents, of which $112.8 million was held in time deposits and the remaining balance in current accounts. In addition, as of September 30, 2019, GasLog had $24.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under a new five-year amortizing revolving credit facility entered into on February 20, 2019 (the “2019 Partnership Facility”) and prepaid in full their aggregate outstanding debt of $354.4 million, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility. In addition, in March 2019 and July 2019, GasLog drew down $165.8 million and $129.5 million to partially finance the deliveries of the GasLog Gladstone and the GasLog Warsaw, respectively.

On May 16, 2019, GasLog closed a follow-on issue of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) with net proceeds of $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

As of September 30, 2019, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $207.6 million was repayable within one year, and $207.5 million of lease liabilities, of which $9.3 million was payable within one year.

As of September 30, 2019, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $2.0 million under the 2019 Partnership Facility.

As of September 30, 2019, the total remaining balance of the contract prices of the seven LNG carriers on order was $1,131.6 million, which GasLog expects to be funded with cash balances, cash from operations and borrowings under new debt agreements.

GasLog has hedged 44.4% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of September 30, 2019.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 5, 2019 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of September 30, 2019, GasLog’s current assets totaled $247.1 million, while current liabilities totaled $309.2 million, resulting in a negative working capital position of $62.1 million.

Taking into account generally expected market conditions, we anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Nine-month period ended September 30, 2018, compared to the nine-month period ended September 30, 2019

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended
	September 30, 2018	September 30, 2019
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	172,617	147,819
Net cash used in investing activities	(624,631)	(430,263)
Net cash provided by financing activities	361,913	123,805

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $24.8 million, from $172.6 million during the nine-month period ended September 30, 2018 to $147.8 million during the nine-month period ended September 30, 2019. The decrease was attributable to an increase of $28.3 million in cash paid for interest, including the interest paid for leases, a decrease of $23.3 million caused by movements in working capital accounts, due primarily to (a) an increase in cash collateral on swaps of $33.1 million, (b) a decrease of $30.3 million in deferred revenue movements (the October monthly charter hires collected in October 2019 instead of September 2019), partially offset by (c) increased cash from related parties of $37.7 million (mainly collection of Cool Pool receivables), and a net decrease of $6.1 million from the remaining movements, partially offset by an increase in total revenues (revenues and net pool allocation) of $32.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $194.3 million, from $624.6 million in the nine-month period ended September 30, 2018 to $430.3 million in the nine-month period ended September 30, 2019. The decrease is mainly attributable to a decrease of $182.0 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a net increase of $11.0 million in cash from short-term investments in the nine-month period ended September 30, 2019, compared to the same period of 2018 and an increase of $1.3 million in cash from interest income.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $238.1 million, from $361.9 million in the nine-month period ended September 30, 2018 to $123.8 million in the nine-month period ended September 30, 2019. The decrease is mainly attributable to an increase of $338.6 million in bank loan repayments, a decrease of $111.5 million in proceeds from the GasLog Partners’ issuance of preference units, a decrease of $54.3 million in proceeds from the GasLog Partners’ common unit offerings, an increase of $23.7 million in cash used for purchases of treasury shares or common units of GasLog Partners, an increase of $12.2 million in dividend payments on common and preference shares, an increase of $3.9 million in payments of loan issuance costs, an increase of $1.9 million in payments for lease liabilities and an increase of $0.7 million in payments for equity-related costs, partially offset by an increase of $309.0 million in proceeds from borrowings.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after September 30, 2019.

		Contracted Charter Revenues and Days from Time Charters
	After September 30,	For the years ending December 31,
	2019	2020	2021	2022	2023	2024-2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	163.9	557.7	551.1	541.0	511.3	1,773.7	4,098.7
Total contracted days(1)	2,370	7,776	7,491	7,269	6,692	23,732	55,330
Total available days(2)	2,516	10,702	12,234	12,775	12,535	113,220	163,982
Total unfixed days(3)	146	2,926	4,743	5,506	5,843	89,488	108,652

Percentage of total contracted days/total available days	94.2%	72.7%	61.2%	56.9%	53.4%	21.0%	33.7%

(1)      Reflects time charter revenues and contracted days for our wholly-owned ships, the 15 ships currently owned by the Partnership, the bareboat vessel and the seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 5, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 5, 2019 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and September 30, 2019

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2018	September 30, 2019
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	20,713	21,531
Deferred financing costs		4,576	26
Other non-current assets		2,543	35,137
Derivative financial instruments	15	8,966	—
Tangible fixed assets	5	4,323,582	4,614,804
Vessels under construction	5	159,275	182,594
Right-of-use assets	6	206,753	208,645
Total non-current assets		4,735,919	5,072,248
Current assets
Trade and other receivables		20,244	24,476
Dividends receivable and other amounts due from related parties	8	33,395	509
Derivative financial instruments	15	6,222	108
Inventories		7,753	7,702
Prepayments and other current assets		3,680	6,759
Short-term investments		25,000	24,000
Cash and cash equivalents		342,594	183,582
Total current assets		438,888	247,136
Total assets		5,174,807	5,319,384
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	810	810
Contributed surplus	13	850,576	806,058
Reserves		18,962	14,369
Treasury shares	13	(3,266)	(2,342)
Retained earnings/(Accumulated deficit)		12,614	(37,661)
Equity attributable to owners of the Group		879,742	781,280
Non-controlling interests		1,103,380	1,059,720
Total equity		1,983,122	1,841,000
Current liabilities
Trade accounts payable		11,890	22,175
Ship management creditors		580	788
Amounts due to related parties	8	169	264
Derivative financial instruments	15	2,091	7,535
Other payables and accruals	12	127,450	61,496
Borrowings, current portion	7	520,550	207,624
Lease liability, current portion	6	6,675	9,280
Total current liabilities		669,405	309,162
Non-current liabilities
Derivative financial instruments	15	10,001	64,033
Borrowings, non-current portion	7	2,307,909	2,900,165
Lease liability, non-current portion	6	199,424	198,194
Other non-current liabilities		4,946	6,830
Total non-current liabilities		2,522,280	3,169,222
Total equity and liabilities		5,174,807	5,319,384

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues	9	158,398	165,586	429,700	486,384
Net pool allocation	9	3,882	(184)	19,493	(4,264)
Voyage expenses and commissions		(6,828)	(6,656)	(16,743)	(19,440)
Vessel operating and supervision costs	11	(31,948)	(33,796)	(98,964)	(100,124)
Depreciation	5,6	(39,341)	(43,237)	(113,683)	(124,186)
General and administrative expenses	10	(9,917)	(11,324)	(32,282)	(32,873)
Profit from operations		74,246	70,389	187,521	205,497
Financial costs	16	(43,908)	(46,461)	(122,505)	(138,865)
Financial income		1,057	1,189	3,367	4,357
Gain/(loss) on derivatives	16	7,368	(16,758)	26,306	(67,801)
Share of profit of associates	4	498	530	1,325	1,088
Total other expenses, net		(34,985)	(61,500)	(91,507)	(201,221)
Profit for the period		39,261	8,889	96,014	4,276
Attributable to:
Owners of the Group		18,214	(13,545)	33,898	(50,490)
Non-controlling interests	3	21,047	22,434	62,116	54,766
		39,261	8,889	96,014	4,276

Earnings/(loss) per share – basic	19	0.19	(0.20)	0.33	(0.72)
Earnings/(loss) per share –diluted	19	0.19	(0.20)	0.32	(0.72)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Profit for the period		39,261	8,889	96,014	4,276
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	77	(833)	1,287	(3,297)
Other comprehensive income/(loss) for the period		77	(833)	1,287	(3,297)
Total comprehensive income for the period		39,338	8,056	97,301	979
Attributable to:
Owners of the Group		18,291	(14,378)	35,185	(53,787)
Non-controlling interests		21,047	22,434	62,116	54,766
		39,338	8,056	97,301	979

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 13)	Preference shares (Note 13)	Contributed surplus (Note 13)	Reserves	Treasury shares (Note 13)	(Accumulated deficit)/retained earnings	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134
Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)
Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888
Net proceeds from GasLog Partners’ public offerings	—	—	—	—	—	—	—	165,151	165,151
Dividend declared (common and preference shares)	—	—	(28,452)	—	—	(14,638)	(43,090)	(64,686)	(107,776)
Share-based compensation, net of accrued dividend	—	—	—	3,431	—	—	3,431	—	3,431
Settlement of share-based compensation	—	—	—	(2,495)	2,598	—	103	—	103
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the period	—	—	—	—	—	33,898	33,898	62,116	96,014
Other comprehensive income for the period	—	—	—	1,287	—	—	1,287	—	1,287
Total comprehensive income for the period	—	—	—	1,287	—	33,898	35,185	62,116	97,301
Balance as of September 30, 2018	810	46	883,314	20,134	(4,424)	13,470	913,350	1,007,686	1,921,036

Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(2)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Equity offering costs	—	—	(584)	—	—	—	(584)	51	(533)
Dividend declared (common and preference shares) (Notes 3, 13)	—	—	(43,934)	—	—	—	(43,934)	(78,575)	(122,509)
Share-based compensation, net of accrued dividend (Note 18)	—	—	—	3,334	—	—	3,334	—	3,334
Settlement of share-based compensation	—	—	—	(4,630)	4,676	—	46	—	46
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	(20,030)	(23,782)
(Loss)/profit for the period	—	—	—	—	—	(50,490)	(50,490)	54,766	4,276
Other comprehensive loss for the period	—	—	—	(3,297)	—	—	(3,297)	—	(3,297)
Total comprehensive (loss)/income for the period	—	—	—	(3,297)	—	(50,490)	(53,787)	54,766	979
Balance as of September 30, 2019	810	46	806,058	14,369	(2,342)	(37,661)	781,280	1,059,720	1,841,000

(1)

Adjusted so as to reflect certain amendments introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018.

(2)	Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019 (Note 2(a)).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2018	September 30, 2019
Cash flows from operating activities:
Profit for the period		96,014	4,276
Adjustments for:
Depreciation		113,683	124,186
Share of profit of associates		(1,325)	(1,088)
Financial income		(3,367)	(4,357)
Financial costs		122,505	138,865
Unrealized foreign exchange losses on cash and cash equivalents		137	373
Realized foreign exchange losses		—	773
Unrealized (gain)/loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	16	(23,878)	67,643
Share-based compensation	18	3,865	3,728
		307,634	334,399
Movements in working capital		(18,246)	(41,514)
Cash provided by operations		289,388	292,885
Interest paid		(116,771)	(145,066)
Net cash provided by operating activities		172,617	147,819
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	17	(618,565)	(446,529)
Return of capital expenditures	5	—	10,451
Other investments		(136)	(158)
Payments for right-of-use assets		(36)	(488)
Dividends received from associate		869	938
Purchase of short-term investments		(46,000)	(78,000)
Maturity of short-term investments		36,000	79,000
Financial income received		3,237	4,523
Net cash used in investing activities		(624,631)	(430,263)
Cash flows from financing activities:
Proceeds from bank loans and bonds	17	498,225	807,180
Bank loan repayments	17	(180,792)	(519,379)
Payment of loan issuance costs	17	(7,363)	(11,269)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)		54,338	—
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)		111,544	—
Payment of equity raising costs		(929)	(1,584)
Dividends paid		(107,776)	(119,993)
Purchase of treasury shares or GasLog Partners’ common units		(62)	(23,782)
Proceeds from stock options’ exercise		175	—
Payments for lease liability	17	(5,447)	(7,368)
Net cash provided by financing activities		361,913	123,805
Effects of exchange rate changes on cash and cash equivalents		(137)	(373)
Decrease in cash and cash equivalents		(90,238)	(159,012)
Cash and cash equivalents, beginning of the period		384,092	342,594
Cash and cash equivalents, end of the period		293,854	183,582

Non-cash investing and financing activities	17
Capital expenditures included in liabilities at the end of the period		19,847	15,705
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		107	151
Equity raising costs included in liabilities at the end of the period		166	16
Loan issuance costs included in liabilities at the end of the period		224	93
Liabilities related to leases at the end of the period		—	250
Dividend declared included in liabilities at the end of the period		—	2,516

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of September 30, 2019, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.32% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of September 30, 2019, GasLog held a 35.4% ownership interest in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of September 30, 2019, the Group’s structure is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw(2)	July 2019
GasLog Shipping Limited	BVI	July 2003	In Liquidation	—	—	—
35.4% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013

GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015

25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of September 30, 2019 are presented.
(2)	In June 2019, the newbuilding the GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) (“Pool Owners”) and The Cool Pool Limited signed an LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement” or “Cool Pool”) to market their vessels operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool, whereby GasLog would assume commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool and on June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of The Cool Pool Limited. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018 filed with the SEC on March 5, 2019.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2018 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2018, except for the changes resulting from the adoption of IFRS 16 Leases (as discussed below).

On November 6, 2019, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b)

depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019.

The Group is a lessee under a vessel sale and leaseback arrangement and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a)  fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c)  amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e)  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise vessel and office equipment.

For leases where the Group is the lessee, the Group has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $7,618, an increase in retained earnings of $215, an increase in non-controlling interests of $128 and an increase in total liabilities of $7,275.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Group’s unaudited condensed consolidated financial statements.

3. Non-controlling Interest in GasLog Partners

The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until the IDR elimination on June 30, 2019:

	Marginal Percentage Interest in Distributions

	Total Quarterly			Holders of (Incentive
	Distribution Target Amount	Unitholders	General Partner	Distribution Rights (“IDRs”)
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners’ profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners’ profit for the three months ended June 30, 2019 and onwards.

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Partnership’s profit attributable to:
Common unitholders	21,127	21,388	62,279	45,246
General partner	436	464	1,324	951
IDRs	250	—	2,618	—
Paid and accrued preference equity distributions	5,457	7,582	15,952	22,746
Total	27,270	29,434	82,173	68,943
Partnership’s profit allocated to GasLog	6,223	7,000	20,057	14,177
Partnership’s profit allocated to non-controlling interests	21,047	22,434	62,116	54,766
Total	27,270	29,434	82,173	68,943

* Excludes profits of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. for the period prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

Dividends declared attributable to non-controlling interests included in the unaudited condensed consolidated statements of changes in equity represent cash distributions to holders of common and preference units.

In the nine months ended September 30, 2019, the board of directors of the Partnership approved and declared cash distributions of $55,121 and $23,454 for the common units and preference units, respectively, held by non-controlling interests.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

September 30, 2019
As of January 1, 2019	20,713
Additions	158
Share of profit of associates	1,088
Dividend declared	(428)
As of September 30, 2019	21,531

5. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2019	4,899,678	23,710	4,923,388	159,275
Additions	10,993	1,355	12,348	429,897
Return of capital expenditures	(11,224)	—	(11,224)	—
Transfer from vessels under construction	406,578	—	406,578	(406,578)
Fully amortized fixed assets	(2,500)	—	(2,500)	—
As of September 30, 2019	5,303,525	25,065	5,328,590	182,594

Accumulated depreciation
As of January 1, 2019	595,426	4,380	599,806	—
Depreciation expense	115,821	659	116,480	—
Fully amortized fixed assets	(2,500)	—	(2,500)	—
As of September 30, 2019	708,747	5,039	713,786	—

Net book value
As of December 31, 2018	4,304,252	19,330	4,323,582	159,275
As of September 30, 2019	4,594,778	20,026	4,614,804	182,594

Vessels with an aggregate carrying amount of $4,594,778 as of September 30, 2019 (December 31, 2018: $4,304,252) have been pledged as collateral under the terms of the Group’s loan agreements.

In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services Ltd. and one of the suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Group in respect of the aforementioned enhancements which were not timely delivered or in the correct contractual condition. In accordance with the terms of the interim agreement, $10,451 has been reimbursed to the Group with realized foreign exchange losses of $773 recorded in profit or loss.

In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of a 174,000 cubic meter LNG carrier. The vessel, the GasLog Gladstone, was delivered on March 15, 2019.

In September 2016, GasLog Carriers entered into a shipbuilding contract with Samsung for the construction of a 180,000 cubic meter LNG carrier. The vessel, the GasLog Warsaw, was delivered on July 31, 2019.

Vessels under construction

As of September 30, 2019, GasLog has the following newbuildings on order at Samsung:

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
Hull No. 2213	January 2018	Q2 2020	180,000
Hull No. 2274	March 2018	Q2 2020	180,000
Hull No. 2262	May 2018	Q3 2020	180,000
Hull No. 2300	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q4 2020	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2019, the Group has paid to the shipyard $178,886 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 14).

The vessels under construction costs as of December 31, 2018 and September 30, 2019 are as follows:

	December 31, 2018	September 30, 2019
Progress shipyard installments	152,075	178,886
Onsite supervision costs	5,766	3,092
Critical spare parts, equipment and other vessel delivery expenses	1,434	616
Total	159,275	182,594

6. Leases

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases of various properties, vessel communication equipment and certain printers which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

The movements in right-of use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2019	206,753(*)	2,630	4,969	19	214,371
Additions	532	336	1,080	32	1,980
Depreciation expense	(5,776)	(818)	(1,102)	(10)	(7,706)
As of September 30, 2019	201,509	2,148	4,947	41	208,645

*The balance as of December 31, 2018 represented the vessel held under finance lease and was included in the financial statement line “Vessel held under finance lease”, which was renamed to “Right-of-use assets” as of January 1, 2019.

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2019	213,374
Additions	1,447
Lease charge (Note 16)	7,900
Payments	(15,247)
As of September 30, 2019	207,474
Lease liability, current portion	9,280
Lease liability, non-current portion	198,194
Total	207,474

An amount of $78 has been recognized in the unaudited condensed consolidated statement of profit or loss for the quarter ending September 30, 2019, which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2018	September 30, 2019
Amounts due within one year	531,209	218,857
Less: unamortized deferred loan/bond issuance costs	(10,659)	(11,233)
Borrowings, current portion	520,550	207,624
Amounts due after one year	2,344,389	2,939,051
Plus: unamortized premium	—	1,624
Less: unamortized deferred loan/bond issuance costs	(36,480)	(40,510)
Borrowings, non-current portion	2,307,909	2,900,165
Total	2,828,459	3,107,789

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2018 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018. Refer to Note 13 “Borrowings”.

During the nine months ended September 30, 2019, the Group drew down $165,805 and $129,500 to partially finance the delivery of the GasLog Gladstone and the GasLog Warsaw, respectively, and repaid $165,004 in accordance with the repayment terms under its loan facilities.

2019 Partnership Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge (“Nordea”) and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “2019 Partnership Facility”) for the purpose of refinancing in full the existing facility agreement dated November 12, 2014, with Citibank N.A., London Branch, acting as security agent and trustee (the “Existing Partnership Facility”). Subsequently on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860 together with the last quarterly reduction in February 2024. The credit facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

The obligations under the 2019 Partnership Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel-owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Shanghai), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

The 2019 Partnership Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

-                    the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

-                    total indebtedness divided by total assets must be less than 65.0%; and

-                    the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The 2019 Partnership Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 Partnership Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The 2019 Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Existing Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility.

GasLog Warsaw Facility

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-

Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provides for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

The obligations under the GasLog Warsaw Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers.

The GasLog Warsaw Facility is subject to specified financial covenants that apply to GasLog on a consolidated basis. These financial covenants include the following:

-                        net working capital (excluding the current portion of long-term debt) must be not less than $0;

-                        market value adjusted net worth must at all times be not less than $350,000;

-                        the aggregate amount of cash and cash equivalents and short-term investments must be at least $75,000;

-                        the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110,000.

-                        total indebtedness divided by total assets must be less than 75.0%; and

-                        GasLog is permitted to declare or pay any dividends, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

The GasLog Warsaw Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the GasLog Warsaw Facility contains covenants requiring GasLog and certain of GasLog’s subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel; and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The GasLog Warsaw Facility also imposes certain restrictions relating to the Group, including restrictions that limit its ability to make any substantial change in the nature of its business or to the Partnership structure without approval from the lenders.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018. Refer to Note 13 “Borrowings”.

On May 16, 2019, GasLog closed a follow-on issue of $75,000 of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) priced at 102.5% of par with a yield to maturity of 7.89%.

The carrying amount under the NOK bonds maturing in 2021 (the “NOK 2021 Bonds”), net of unamortized financing costs, as of September 30, 2019 is $81,887 (December 31, 2018: $85,231) while their fair value is $85,857 based on a USD/NOK exchange rate of 0.1101 as of September 30, 2019 (December 31, 2018: $91,664, based on a USD/NOK exchange rate of 0.1149).

The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of September 30, 2019 is $322,753 (December 31, 2018: $246,760).

The Group was in compliance with its financial covenants as of September 30, 2019.

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2018	September 30, 2019
Dividends receivable from associate	885	375
Due from The Cool Pool Limited	32,397	—
Other receivables	113	134
Total	33,395	509

On June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of The Cool Pool Limited (Note 1). As of September 30, 2019, the receivable balance from the Cool Pool of $3,120 was included under Trade and other receivables.

Current Liabilities

Amounts due to related parties

	December 31, 2018	September 30, 2019
Ship management creditors	268	485
Amounts due to related parties	169	264

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $264 as of September 30, 2019 (December 31, 2018: $169) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues from fixed rate time charters	132,280	144,002	384,747	418,994
Revenues from variable rate time charters	—	21,056	—	21,567
Revenues from The Cool Pool Limited (GasLog vessels)	25,947	335	44,399	45,253
Revenues from vessel management services	171	193	554	570
Total	158,398	165,586	429,700	486,384

Revenues from the Cool Pool relate only to the pool revenues received from GasLog’s vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of ($184) and ($4,264) for the three and nine months ended September 30, 2019, respectively ($3,882 and $19,493 for the three and nine months ended September 30, 2018, respectively).

Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The vessels currently in this category are the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Employee costs	4,893	5,621	16,521	16,043
Share-based compensation	1,350	1,129	3,865	3,450
Other expenses	3,674	4,574	11,896	13,380
Total	9,917	11,324	32,282	32,873

11. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Crew wages and vessel management employee costs	20,143	20,212	60,401	59,556
Technical maintenance expenses	6,447	8,303	22,048	25,428
Other vessel operating expenses	5,358	5,281	16,515	15,140
Total	31,948	33,796	98,964	100,124

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2018	September 30, 2019
Unearned revenue	38,680	—
Accrued off-hire	7,376	5,620
Accrued purchases	18,578	6,067
Accrued interest	38,107	21,942
Other accruals	24,709	27,867
Total	127,450	61,496

As of December 31, 2018, the unearned revenue of $38,680 represented monthly charter hires received in advance relating to January 2019. As of September 30, 2019, the balance was nil since the relevant hires were received on or after October 1, 2019.

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of September 30, 2019, the share capital consisted of 80,861,350 issued and outstanding common shares, par value $0.01 per share, 131,776 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of		Preference	Contributed	Treasury
	common shares	treasury shares	preference shares	Share capital	shares	surplus	shares
Outstanding as of January 1, 2019	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)
Purchase of treasury shares	(212,111)	212,111	—	—	—	—	(3,752)
Treasury shares distributed for awards vested or exercised in the period	212,215	(212,215)	—	—	—	—	4,676
Equity raising fees	—	—	—	—	—	(584)	—
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(43,934)	—
Outstanding as of September 30, 2019	80,861,350	131,776	4,600,000	810	46	806,058	(2,342)

The treasury shares were acquired by GasLog in relation to the share-based compensation (Note 18).

Dividend distribution

On February 13, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on March 14, 2019 to shareholders of record as of March 4, 2019 for a total amount of $12,129.

On March 7, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on April 1, 2019 to holders of record as of March 29, 2019. GasLog paid the declared dividend to the transfer agent on March 29, 2019.

On May 2, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on May 23, 2019 to shareholders of record as of May 14, 2019 for a total amount of $12,129.

On May 10, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,515 in the aggregate, payable on July 1, 2019 to holders of record as of June 28, 2019. GasLog paid the declared dividend to the transfer agent on June 28, 2019.

On July 31, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on August 22, 2019 to shareholders of record as of August 12, 2019 for a total amount of $12,129.

On September 17, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on October 1, 2019 to holders of record as of September 30, 2019. GasLog paid the declared dividend to the transfer agent on October 1, 2019.

14. Commitments and Contingencies

(a)         Commitments relating to the vessels under construction (Note 5) as of September 30, 2019 payable to Samsung were as follows:

September 30, 2019
Period
Not later than one year	528,710
Later than one year and not later than three years	602,870
Total	1,131,580

(b)         Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 6), as of September 30, 2019 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

September 30, 2019
Period
Not later than one year	427,567
Later than one year and not later than two years	329,660
Later than two years and not later than three years	284,513
Later than three years and not later than four years	273,174
Later than four years and not later than five years	218,299
More than five years	600,857
Total	2,134,070

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(c)          Related to the acquisition of six vessels from a subsidiary of BG Group plc in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value of $660 have been purchased and paid as of September 30, 2019 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before March 31, 2020.

(d)         On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into a Floating Storage and Regasification Unit (“FSRU”) whereby such conversion work would be undertaken by Keppel Shipyard Limited. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 85% of the original cost, or GasLog may call for the purchase of such LLIs at 115% of the original cost.

(e)          In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(f)           In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of twenty of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2018	September 30, 2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	15,188	68
Forward foreign exchange contracts	—	40
Total	15,188	108
Derivative financial instruments, current assets	6,222	108
Derivative financial instruments, non-current assets	8,966	—
Total	15,188	108

The fair value of the derivative liabilities is as follows:

	December 31, 2018	September 30, 2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,196	62,520
Forward foreign exchange contracts	1,467	891
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	1,429	8,157
Total	12,092	71,568
Derivative financial instruments, current liability	2,091	7,535
Derivative financial instruments, non-current liability	10,001	64,033
Total	12,092	71,568

Interest rate swap agreements

The Group has entered into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	September 30, 2019
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA (“DNB”)	July 2016	July 2016	Jan 2019	1.784%	73,333	N/A
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc (“HSBC”)	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog(1)	Nordea Bank Finland	May 2018	July 2020	July 2026	3.070%	N/A	N/A
GasLog	Nordea Bank Finland	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog(1)	SEB	May 2018	July 2020	July 2024	3.025%	N/A	N/A
GasLog	SEB	May 2018	April 2018	July 2025	2.300%	50,000	50,000
GasLog(1)	DNB	May 2018	July 2020	July 2024	3.056%	N/A	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	April 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	April 2018	July 2025	2.550%	33,333	33,333
GasLog(1)	Citibank Europe Plc. (“Citibank”)	May 2018	July 2020	July 2024	3.082%	N/A	N/A
GasLog(1)	Citibank	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	Dec 2018	Oct 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	Dec 2018	Oct 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	Dec 2018	Jan 2019	July 2025	2.685%	N/A	73,333
GasLog(2)	SEB	Dec 2018	July 2020	July 2024	2.958%	N/A	N/A
GasLog(2)	Nordea	Dec 2018	July 2020	July 2024	2.937%	N/A	N/A
GasLog(2)	DNB	Dec 2018	April 2020	April 2025	2.979%	N/A	N/A
					Total	1,170,000	1,170,000

(1) In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

(2)  In December 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $210,000, with effective dates in April and July 2020, maturing between 2024 and 2025.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and nine months ended September 30, 2019 amounted to a net loss of $15,739 and a net loss of $68,444, respectively (for the three and nine months ended September 30, 2018: a net gain of $7,037 and a net gain of $27,188, respectively), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and nine months ended September 30, 2019, the net loss of $15,739 and $68,444, respectively derived from changes in the LIBOR curve as well as modifications of the Group’s interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

The Group has entered into cross currency swaps (“CCSs”) which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its NOK 2021 Bonds.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	September 30, 2019
GasLog	DNB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050
					Total	90,150	90,150

For the three and nine months ended September 30, 2019, the effective portion of changes in the fair value of CCSs amounting to a loss of $6,460 and a loss of $7,376, respectively, has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2018: a loss of $130 and a gain of $1,998, respectively). For the three and nine months ended September 30, 2019, a loss of $154 and $463, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and nine months ended September 30, 2018: a loss of $136 and $295, respectively). Additionally, for the three and nine months ended September 30, 2019, a gain of $5,473 and $3,616, respectively, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of September 30, 2019 (for the three and nine months ended September 30, 2018: a gain of $71 and a loss of $1,006, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	October 2018	3	October-December 2019	1.3228	£1,350
GasLog	ABN	August 2019	1	January 2020	1.2206	£500
GasLog	ABN	August 2019	1	February 2020	1.2219	£500
GasLog	ABN	August 2019	1	March 2020	1.2231	£500
GasLog	ABN	August 2019	1	April 2020	1.2246	£500
GasLog	ABN	August 2019	1	May 2020	1.2257	£500
GasLog	ABN	August 2019	1	June 2020	1.2272	£500
					Total	£4,350

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2019	1	January 2020	1.1235	€3,000
GasLog	SEB	August 2019	1	February 2020	1.1260	€3,000
GasLog	SEB	August 2019	1	March 2020	1.1283	€3,000
GasLog	Citibank	August 2019	1	October 2019	1.1164	€3,000
GasLog	Citibank	August 2019	1	November 2019	1.1189	€3,000
GasLog	Citibank	August 2019	1	December 2019	1.1215	€3,000
GasLog	Citibank	August 2019	1	April 2020	1.1311	€1,000
GasLog	Citibank	August 2019	1	May 2020	1.1333	€1,000

GasLog	Citibank	August 2019	1	June 2020	1.1358	€1,000
GasLog	Oversea-Chinese Banking Corporation Limited (“OCBC Bank”)	August 2019	3	October-December 2019	1.1188	€9,000
					Total	€30,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2019. The change in the fair value of these contracts for the three and nine months ended September 30, 2019 amounted to a net loss of $158 and a net gain of $616, respectively (for the three and nine months ended September 30, 2018: a net loss of $62 and $2,978, respectively), which was recognized against profit or loss in the period incurred and is included in Gain on derivatives.

16. Financial Costs and (Gain)/Loss on Derivatives

An analysis of financial costs and (gain)/loss on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Amortization and write-off of deferred loan/bond issuance costs/premium	3,239	3,265	9,383	10,650
Interest expense on loans	30,068	30,833	81,331	93,807
Interest expense on bonds and realized loss on CCS	7,526	9,190	22,441	24,929
Lease charge	2,641	2,636	7,903	7,900
Other financial costs	434	537	1,447	1,579
Total financial costs	43,908	46,461	122,505	138,865

Unrealized (gain)/loss on derivative financial instruments held for trading (Note 15)	(6,975)	15,897	(24,210)	67,828
Realized gain on interest rate swaps held for trading	(675)	(446)	(1,065)	(3,407)
Realized loss/(gain) on forward foreign exchange contracts held for trading	480	1,443	(1,363)	3,565
Ineffective portion of cash flow hedges	(198)	(136)	332	(185)
Total (gain)/loss on derivatives	(7,368)	16,758	(26,306)	67,801

17. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash investing and financing activities for the periods ended September 30, 2018 and September 30, 2019 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	498,225	—	—	—	498,225
Bank loan repayments	—	(180,792)	—	—	—	(180,792)
Additions in deferred loan fees	—	(7,363)	—	1,302	(13,195)	(19,256)
Amortization of deferred loan issuance costs and premium	—	—	—	9,383	—	9,383
Retranslation of the 2021 NOK Bonds in USD	—	—	1,007	—	—	1,007
Borrowings outstanding as of September 30, 2018	2,547,556	310,070	1,007	10,685	(13,195)	2,856,123

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	807,180	—	—	—	807,180
Bank loan repayments	—	(519,379)	—	—	—	(519,379)
Additions in deferred loan fees	—	(11,269)	—	314	(4,550)	(15,505)

Amortization and write-off of deferred loan issuance costs and premium	—	—	—	10,650	—	10,650
Retranslation of the 2021 NOK Bonds in USD	—	—	(3,616)	—	—	(3,616)
Borrowings outstanding as of September 30, 2019	2,828,459	276,532	(3,616)	10,964	(4,550)	3,107,789

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	16,396
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	—	24,210	24,210
Ineffective portion of cash flow hedges (Note 16)	—	—	(332)	(332)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	2,292	—	2,292
Net derivative assets as of September 30, 2018	16,396	2,292	23,878	42,566

	Opening balance	Other comprehensive loss	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	3,096
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	(67,828)	(67,828)
Ineffective portion of cash flow hedges (Note 16)	—	—	185	185
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(6,913)	—	(6,913)
Net derivative assets/(liabilities) as of September 30, 2019	3,096	(6,913)	(67,643)	(71,460)

A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2018	3,939,221	—	—	3,939,221
Additions (Note 5)	—	618,565	16,831	635,396
Transfer under “Other non-current assets”	—	—	(1,650)	(1,650)
Depreciation expense (Note 5)	—	—	(107,910)	(107,910)
Tangible fixed assets and vessels under construction as of September 30, 2018	3,939,221	618,565	(92,729)	4,465,057

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2019	4,482,857	—	—	4,482,857
Additions (Note 5)	—	446,529	(4,284)	442,245
Returns for capital expenditures (Note 5)	—	(10,451)	(773)	(11,224)
Depreciation expense (Note 5)	—	—	(116,480)	(116,480)
Tangible fixed assets and vessels under construction as of September 30, 2019	4,482,857	436,078	(121,537)	4,797,398

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2018	213,428	—	—	213,428
Lease charge (Note 16)	—	—	7,903	7,903
Payments for interest	—	(7,903)	—	(7,903)

Payments for lease liability	—	(5,447)	—	(5,447)
Lease liabilities as of September 30, 2018	213,428	(13,350)	7,903	207,981

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 16)	—	—	7,900	7,900
Additions	—	—	1,447	1,447
Payments for interest	—	(7,916)	—	(7,916)
Payments for lease liability	—	(7,368)	37	(7,331)
Lease liabilities as of September 30, 2019	213,374	(15,284)	9,384	207,474

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners’ preference unit offerings (net of underwriting discounts and commissions)	111,544	—	111,544
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	54,338	—	54,338
Equity related costs	(929)	198	(731)
Net proceeds from equity offerings in the period ended September 30, 2018	164,953	198	165,151

	Cash flows	Non-cash items	Total
Equity related costs	(1,584)	1,051	(533)
Net payments for equity offerings in the period ended September 30, 2019	(1,584)	1,051	(533)

18. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively, the “SARs”) and the terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”)  have been disclosed in Note 22 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2018.

On April 1, 2019, GasLog granted to executives, managers and certain employees of the Group 98,613 RSUs and 299,322 SARs in accordance with the Plan. The RSUs will vest on April 1, 2022 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 1, 2020, 2021 and 2022.

On August 20, 2019, GasLog granted to its executives an additional 7,410 RSUs and 27,132 SARs in accordance with the Plan. The RSUs will vest on August 20, 2022, while the SARs will vest incrementally with one-third of the SARs vesting on each of August 20, 2020, 2021 and 2022.

The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	98,613	April 1, 2019	n/a	n/a	$17.79
SARs	299,322	April 1, 2019	April 1, 2029	$17.79	$5.8612
RSUs	7,410	August 20, 2019	n/a	n/a	$12.34
SARs	27,132	August 20, 2019	August 20, 2029	$12.34	$3.37

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed, in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog’s initial public offering. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs granted in 2019 are set out below:

Inputs into the model	April	August
Grant date share closing price	$17.79	$12.34
Exercise price	$17.79	$12.34
Expected volatility	45.03%	45.8%
Expected term	6 years	6 years
Risk-free interest rate for the period similar to the expected term	2.35%	1.47%

Fair value

The fair value of the RSUs was determined by using the grant date closing price and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2019	488,173	—	—	1.13	6,408
Granted during the period	106,023	—	—	—	1,845
Vested during the period	(207,819)	—	—	—	(1,943)
Forfeited during the period	(12,103)	—	—	—	(200)
Outstanding as of September 30, 2019	374,274	—	—	1.43	6,110
SARs
Outstanding as of January 1, 2019	2,372,163	14.51	—	7.17	9,839
Granted during the period	326,454	—	—	—	1,845
Exercised during the period	(5,454)	—	14.78	—	(13)
Forfeited during the period	(25,333)	—	—	—	(141)
Outstanding as of September 30, 2019	2,667,830	14.84	—	6.78	11,530

As of September 30, 2019, 1,945,881 SARs have vested but have not been exercised.

On April 1, 2019, GasLog Partners granted to its executives 13,408 RCUs and 13,408 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 1, 2022. The holders are entitled to cash distributions that will be accrued and settled on vesting.

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	13,408	April 1, 2019	n/a	$22.99
PCUs	13,408	April 1, 2019	n/a	$22.99

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $22.99 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of September 30, 2019	63,567	1.32	1,493

PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of September 30, 2019	63,567	1.32	1,493

On April 2, 2019, 24,925 RCUs and 24,925 PCUs vested under the GasLog Partners’ Plan.

The total expense recognized in respect of share-based compensation for the three and nine months ended September 30, 2019 was $1,141 and $3,728 (for the three and nine months ended September 30, 2018: $1,350 and $3,865). The total accrued cash distribution as of September 30, 2019 is $917 (December 31, 2018: $1,265).

19. Earnings/(loss) per Share (“EPS”)

Basic earnings/(loss) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(loss) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(loss) and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	September 30, 2018	September 30, 2019
Basic earnings/(loss) per share
Profit/(loss) for the period attributable to owners of the Group	18,214	(13,545)
Less:
Dividend on preference shares	(2,516)	(2,516)
Profit/(loss) for the period available to owners of the Group	15,698	(16,061)
Weighted average number of shares outstanding, basic	80,814,285	80,861,350
Basic earnings/(loss) per share	0.19	(0.20)
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings/(loss) per share	15,698	(16,061)
Weighted average number of shares outstanding, basic	80,814,285	80,861,350
Dilutive potential ordinary shares	722,479	—
Weighted average number of shares used in the calculation of diluted earnings/(loss) per share	81,536,764	80,861,350
Diluted earnings/(loss) per share	0.19	(0.20)

	For the nine months ended
	September 30, 2018	September 30, 2019
Basic earnings/(loss) per share
Profit/(loss) for the period attributable to owners of the Group	33,898	(50,490)
Less:
Dividend on preference shares	(7,548)	(7,547)
Profit/(loss) for the period available to owners of the Group	26,350	(58,037)
Weighted average number of shares outstanding, basic	80,777,386	80,844,836
Basic earnings/(loss) per share	0.33	(0.72)
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings/(loss) per share	26,350	(58,037)
Weighted average number of shares outstanding, basic	80,777,386	80,844,836
Dilutive potential ordinary shares	749,050	—
Weighted average number of shares used in the calculation of diluted earnings/(loss) per share	81,526,436	80,844,836
Diluted earnings/(loss) per share	0.32	(0.72)

The Group excluded the dilutive effect of 2,667,830 SARs and 374,274 RSUs (September 30, 2018: 971,911 SARs and 0 RSUs) in calculating diluted EPS for the three and nine months ended September 30, 2019, as they were anti-dilutive.

20. Subsequent Events

On November 5, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on November 21, 2019 to shareholders of record as of November 15, 2019.